

November 12, 2021

Mitchell L. Gaynor
Chief Administration and Legal Officer
Marvell Technology, Inc.
1000 N. West Street, Suite 1200
Wilmington, Delaware 19801

> **Re: Marvell Technology, Inc.**
> **Form S-4**
> **Filed November 5, 2021**
> **File No. 333-260832**

Dear Mr. Gaynor:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6001 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing